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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

Commission File Number 0-29602

ROYAL OLYMPIC CRUISE LINES INC.
(Exact name of registrant as specified in its charter)

87 Akti Miaouli, 185 38 Piraeus, Greece
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

        This document contains pages 63. The exhibit index is located on page 2.

EXHIBIT INDEX

1.
Proxy Statement for the 2003 Annual Meeting of Shareholders

2.
Proxy for the 2003 Annual Meeting of Shareholders

3.
2002 Annual Report

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2003	ROYAL OLYMPIC CRUISE LINES INC.
	By:	/s/ YIANNOS PANTAZIS Yiannos Pantazis Chief Executive Officer

3

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EXHIBIT INDEX
SIGNATURES